UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Intermolecular, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

45882D 109

(CUSIP Number)

March 1, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45882D 109	SCHEDULE 13G	Page 2 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mubadala Development Company PJSC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Not applicable
	6	SHARED VOTING POWER 2,944,650
	7	SOLE DISPOSITIVE POWER Not applicable
	8	SHARED DISPOSITIVE POWER 2,944,650
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,944,650
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.74%
12		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 45882D 109	SCHEDULE 13G	Page 3 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Advanced Technology Investment Company LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Not applicable
	6	SHARED VOTING POWER 1,614,624
	7	SOLE DISPOSITIVE POWER Not applicable
	8	SHARED DISPOSITIVE POWER 1,614,624
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,614,624
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.70%
12		TYPE OF REPORTING PERSON (See Instructions) CO, IV

CUSIP No. 45882D 109	SCHEDULE 13G	Page 4 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MDC Capital (Cayman) Limited, as trustee for Fifty-First Investment Company LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Not applicable
	6	SHARED VOTING POWER 1,330,026
	7	SOLE DISPOSITIVE POWER Not applicable
	8	SHARED DISPOSITIVE POWER 1,330,026
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,330,026
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.05%
12		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 45882D 109	Page 5 of 9 Pages

The information set forth herein regarding percentages of beneficial ownership is based upon information obtained from the Issuer regarding the number of shares of Common Stock, par value $0.001 per share, disclosed as outstanding as of October 31, 2012 by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended September 30, 2012, and filed with the Commission on November 8, 2012.

Item 1.

(a)	Name of Issuer:

Intermolecular, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

3011 N. First Street, San Jose, California 95134.

Item 2.

(a)	Name of Person Filing:

(i)	Mubadala Development Company PJSC.

(ii)	Advanced Technology Investment Company LLC.

(iii)	MDC Capital (Cayman) Limited, as trustee for Fifty-First Investment Company LLC.

(b)	Address of Principal Business Office or, if none, Residence:

(i)	P.O. Box 45005, Abu Dhabi, United Arab Emirates.

(ii)	P.O. Box 114540, Abu Dhabi, United Arab Emirates.

(iii)	Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands

(c)	Citizenship:

(i)	The Emirate of Abu Dhabi, United Arab Emirates.

(ii)	The Emirate of Abu Dhabi, United Arab Emirates.

(iii)	Cayman Islands.

(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

(e)	CUSIP Number:

45882D 109

CUSIP No. 45882D 109	Page 6 of 9 Pages

Item 3.

Not applicable.

Item 4.  Ownership.

(a)	Amount Beneficially Owned:

1,614,624 shares are held of record by Advanced Technology Investment Company LLC (“ATIC”).  1,330,026 shares are held of record by MDC Capital (Cayman) Limited (“MDC Capital (Cayman)”), as trustee for Fifty-First Investment Company LLC.  ATIC, MDC Capital (Cayman) and Fifty-First Investment Company LLC are wholly-owned subsidiaries of Mubadala Development Company PJSC.

(b)	Percent of Class: See line 11 of the cover sheets.

(c)	Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote: See line 5 of the cover sheets.

(ii)	shared power to vote or to direct the vote: See line 6 of the cover sheets.

(iii)	sole power to dispose or to direct the disposition of: See line 7 of the cover sheets.

(iv)	shared power to dispose or to direct the disposition of: See line 8 of the cover sheets.

Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Member of the Group.

Not applicable.

CUSIP No. 45882D 109	Page 7 of 9 Pages

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 45882D 109	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MUBADALA DEVELOPMENT COMPANY PJSC

February 12, 2013
Date

/s/ Samer Halawa
Signature

Samer Halawa / Attorney in Fact
Name/Title

ADVANCED TECHNOLOGY INVESTMENT COMPANY LLC

February 12, 2013
Date

/s/ Ibrahim Ajami
Signature

Ibrahim Ajami / CEO
Name/Title

MDC CAPITAL (CAYMAN) LIMITED, AS TRUSTEE FOR FIFTY-FIRST INVESTMENT COMPANY LLC

February 12, 2013
Date

/s/ Rodney Cannon /s/ Moiz Chakkiwala
Signature

Rodney Cannon / Director Moiz Chakkiwala / Director
Name/Title

CUSIP No. 45882D 109	Page 9 of 9 Pages

AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-1(k)(1) of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees that the statement on Schedule 13G filed herewith shall be filed on behalf of each of the undersigned.

MUBADALA DEVELOPMENT COMPANY PJSC

February 12, 2013
Date

/s/ Samer Halawa
Signature

Samer Halawa / Attorney in Fact
Name/Title

ADVANCED TECHNOLOGY INVESTMENT COMPANY LLC

February 12, 2013
Date

/s/ Ibrahim Ajami
Signature

Ibrahim Ajami / CEO
Name/Title

MDC CAPITAL (CAYMAN) LIMITED, AS TRUSTEE FOR FIFTY-FIRST INVESTMENT COMPANY LLC

February 12, 2013
Date

/s/ Rodney Cannon /s/ Moiz Chakkiwala
Signature

Rodney Cannon / Director Moiz Chakkiwala / Director
Name/Title